UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Peoples Bancorp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   70978T 10 7
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70978T 10 7                                          Page 2 of 7 Pages
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1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).

      Nylon Capital Shopping Center, Inc.
      51-0095305
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2     Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
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3     SEC Use Only

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4     Citizenship or Place of Organization: Delaware

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Number of               5     Sole Voting Power:  0
Shares
Beneficially            6     Shared Voting Power: 55,594
Owned by
Each                    7     Sole Dispositive Power: 0
Reporting
Person With             8     Shared Dispositive Power: 55,594
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9     Aggregate Amount Beneficially Owned by Each Reporting Person: 55,594

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10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: |_|

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11    Percent of Class Represented by Amount in Row (9): 7.1%

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12    Type of Reporting Person: CO

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

CUSIP No. 70978T 10 7                                          Page 3 of 7 Pages
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1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).

      Elmer E. Horsey
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2     Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
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3     SEC Use Only

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4     Citizenship or Place of Organization: United States

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Number of               5     Sole Voting Power:  120
Shares
Beneficially            6     Shared Voting Power: 57,694
Owned by
Each                    7     Sole Dispositive Power: 120
Reporting
Person With             8     Shared Dispositive Power: 57,694
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9     Aggregate Amount Beneficially Owned by Each Reporting Person: 57,814

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10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: |_|

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11    Percent of Class Represented by Amount in Row (9): 7.4%

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12    Type of Reporting Person: IN

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

                                                               Page 4 of 7 Pages

Item 1(a).        Name of Issuer:

                  Peoples Bancorp, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  100 Spring Avenue
                  Chestertown, Maryland 21620

Item 2 (a).       Name of Person Filing:

                  Nylon Capital Shopping Center, Inc. ("Nylon")
                  Elmer E. Horsey

Item 2(b).        Address of Principal Business Office or if none, Residence:

                  Nylon                              Elmer E. Horsey
                  109 Court Street                   109 Court Street
                  Chestertown, Maryland 21620        Chestertown, Maryland 21620

Item 2(c).        Citizenship or Place of Organization

                  Nylon was incorporated under the laws of the State of Delaware, USA
                  Elmer E. Horsey is a citizen of the United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $10.00 per share

Item 2(e).        CUSIP Number:

                  70978T 10 7

Item 3.           Not Applicable

                                                               Page 5 of 7 Pages

Item 4.           Ownership:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)   Amount Beneficially Owned:

                        Nylon: 55,594 shares
                        Elmer E. Horsey: 57,814 shares

                  (b)   Percent of Class:

                        Nylon: 7.1%
                        Elmer E. Horsey: 7.4%

                  (c)   Number of shares as to which such person has:

                        Nylon:

                        (i)   Sole power to vote or to direct the vote: 0

                        (ii)  Shared power to vote or to direct the vote:
                              55,594 (1)

                        (iii) Sole power to dispose or to direct the disposition
                              of: 0

                        (iv) Shared power to dispose or to direct the disposition of: 55,594 (1)

                  Note: (1)   All shares were held by Nylon of which Elmer E.
                              Horsey is President, Treasurer and a director.
                              Through these positions, Mr. Horsey shares voting and investment discretion with Nylon.

                                                               Page 6 of 7 Pages

                        Elmer E. Horsey has:

                        (i)   Sole power to vote or to direct the vote: 120 (1)

                        (ii)  Shared power to vote or to direct the vote:
                              57,694 (2)

                        (iii) Sole power to dispose or to direct the disposition
                              of: 120 (1)

                        (iv) Shared power to dispose or to direct the disposition of: 57,694 (2)

                  Notes: (1)  The number shown includes 20 shares held by H & S
                              Investments Trust over which Mr. Horsey has voting power.
                         (2) The number shown includes 55,594 shares held by Nylon of which Mr. Horsey is President, Treasurer and a director, through which positions Mr. Horsey shares voting and investment discretion with Nylon, and 2,100 shares held by Mr. Horsey's wife.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of Group.

                  This Schedule 13G is filed on behalf of Nylon Capital Shopping Center, Inc. and Elmer E. Horsey. Mr. Horsey serves as President and Treasurer and is a director of Nylon Capital Shopping Center, Inc. and, because of these positions, has shared voting and dispositive power over the shares held by Nylon Capital Shopping Center, Inc.

                                                               Page 7 of 7 Pages

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                        NYLON CAPITAL SHOPPING CENTER, INC.

Dated: January 25, 2007                 By: /s/ Elmer E. Horsey
                                            ------------------------------------
                                            Elmer E. Horsey, President


Dated: January 25, 2007                 /s/ Elmer E. Horsey
                                        ----------------------------------------
                                        Elmer E. Horsey, individually